# NORTHEAST SUPER-COMMUNITY BANK CONFERENCE

# MAY 24, 2004

# FORWARD LOOKING DISCLOSURE

Forward-looking statements in this presentation relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained in this report should be read in conjunction with WesBanco's most recent annual report filed with the Securities and Exchange Commission on Form 10-K for the year ended December 31, 2003, as well as Form 10-Q for the prior quarter ended March 31, 2004, which is available at the SEC's website, www.sec.gov or at WesBanco's website, www.wesbanco.com. Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in the Company's most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission under the section "Risk Factors". Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements, including without limitation, the effect of changing regional and national economic conditions; changes in interest rates, spreads on earning assets and interest-bearing liabilities, and associated interest rate sensitivity; sources of liquidity available to the parent company and its related subsidiary operations; potential future credit losses and the credit risk of commercial, real estate, and consumer loan customers and their borrowing activities; actions of the Federal Reserve Board, Federal Deposit Insurance Corporation, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory bodies; potential legislative and federal and state regulatory actions and reform; competitive conditions in the financial services industry; rapidly changing technology affecting financial services, and/or other external developments materially impacting WesBanco's operational and financial performance. WesBanco does not assume any duty to update forward-looking statements.

# 2004 RESULTS

| *(dollars in thousands)* | 1ST QTR 2004 | 1ST QTR 2003 | % CHG |
|---|---|---|---|
| **Net income** | **$ 9,759** | $ 8,889 | **9.79%** |
| **EPS (diluted)** | **$ 0.49** | $ 0.44 | **11.36%** |
| **Return on assets** | **1.16%** | 1.09% | **6.42%** |
| **Return on equity** | **12.23%** | 11.14% | **9.78%** |
| **Tier I leverage** | **8.92%** | 8.43% | **5.81%** |

# MARKET SHARE

- Ranked No. 3 in WV
- 75% of deposits in counties where WesBanco is ranked in the top 3 in market share

# MARKET PRESENCE


Ohio
Pennsylvania
Maryland
West Virginia
Virginia
Weirton
Pittsburgh
Washington
St. Clairsville
Wheeling
Columbus
Cambridge
Morgantown
Fairmont
Parkersburg
Charleston

# PENDING ACQUISITION

## WESTERN OHIO FINANCIAL

- $400 million in total assets (as report @ 3/31/2004)
- 7 offices, 15 ATM's
- 12.8% market share in Clark County, Ohio @ 6/30/2003
- 2.3 % market share in Springfield/ Dayton Metro Area @ 6/30/2003

# PENDING ACQUISITION

## WESTERN OHIO FINANCIAL

- Accretive to 2005 earnings by 1%
- Price to Book Value of 140.5%
- 24.6x times 2003 earnings
- Core Deposit Premium of 10.6%
- Closing date 4th quarter 2004
- Cost savings in range of 20-25%

# OHIO EXPANSION



OHIO
CHAMPAIGN
MIAMI
CLARK
MADISON
FRANKLIN
MONTGOMERY
Piqua
St. Paris
Urbana
Mechanicsburg
Powell
Westerville
Dublin
Plain City
New Albany
Upper Arlington
Hilliard
Gahanna
Troy
Tipp City
New Carlisle
New Moorefield
Springfield
Harmony
Columbus
Union
Huber Heights
Enon
London
Grove City
Pickerington
Obetz
South Charleston
Yellow Springs
Groveport
Pleasant Corners
Fairborn
Northridge
Dayton
Beavercreek
Drexel
Cedarville
Ashville
Cornerstone Bank
75
36
29
4
68
56
70
270
315
42
33
71
35

# COMPANY OVERVIEW

| *(dollars in thousands)* | WesBanco 3/31/2004 | Pro Forma* 3/31/2004 |
| --- | --- | --- |
| Total assets | $ 3,376,512 | $ 3,812,886 |
| Offices | 72 | 79 |
| ATM's | 106 | 121 |
| Asset growth since 1999 | 52% | 68% |

* Pro Forma includes the Western Ohio Financial acquisition

# 3/31/2004 PRO FORMA*

| *(dollars in thousands)* | WesBanco 3/31/2004 | Pro Forma* 3/31/2004 |
|---|---|---|
| Assets | $ 3,377,000 | $ 3,813,000 |
| Loans | $ 1,950,000 | $ 2,294,000 |
| Deposits | $ 2,461,000 | $ 2,721,000 |
| Equity | $ 326,000 | $ 362,000 |
| Tier I Leverage | 8.9% | 9.0% |
| Net income | $ 9,759 | $ 9,998 |
| EPS(diluted) | $ 0.49 | $ 0.48 |

* Pro Forma includes the Western Ohio Financial acquisition

# DEMOGRAPHICS

| | WEST VIRGINIA | MONTGOMERY COUNTY | CLARK COUNTY | GREENE COUNTY |
|---|---|---|---|---|
| Population * | 1,808,344 | 559,062 | 144,742 | 147,886 |
| Median Income * | $ 29,696 | $ 40,156 | $ 40,340 | $ 48,656 |
| Per Capita Income * | $ 16,477 | $ 21,743 | $ 19,501 | $ 23,057 |

**The 3 Ohio counties combined represent 47% of the West Virginia population.**

* Source: Census Bureau - 2000 Census

# LOANS BY STATE

| *(in millions)* | Loans in WV | Loans Outside WV |
|---|---|---|
| 3/31/2003 | $ 1,529 | $ 296 |
| 3/31/2004(Pro Forma*) | $ 1,568 | $ 726 |

* includes the Western Ohio Financial acquisition

3/31/2003



OUTSIDE WV 16%
IN WV 84%

3/31/2004
Pro Forma*



OUTSIDE WV 32%
IN WV 68%

# DEPOSITS BY STATE

| *(in millions)* | Deposits in WV | Deposits Outside WV |
|---|---|---|
| 3/31/2003 | $ 1,934 | $ 522 |
| 3/31/2004(Pro Forma*) | $ 1,929 | $ 792 |

* includes the Western Ohio Financial acquisition

3/31/2003



OUTSIDE WV 21%
IN WV 79%

3/31/2004 Pro Forma*



OUTSIDE WV 29%
IN WV 71%

# 2004 STRATEGIES

- Improve customer service through:
  - New products
  - Improved service levels
- Investment in technology
- Growth of the loan portfolio

# 2004 STRATEGIES

- Continue to pursue acquisitions
  - Loan Production offices
- Continue to repurchase shares
- Focus on Corporate Governance

# SHARES REPURCHASED Vs. CAPITAL LEVELS


In thousands
1,600
1,400
1,200
1,000
800
600
400
200
-
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
'99
'00
'01
'02
'03
'1Q04
Shares repurchased
Tier I leverage

# PENNSLYVANIA EXPANSION


Kenmawr
McKees Rocks
Moon Run
Robinson
Beechcliff
Thornburg
Pittsburgh
Fayetteville
Rosslyn Farms
980
979
Gregg
Oakdale
Rennerdale
McAdams
Hickman
Mount Lebanon
McDonald
Gladden Heights
Cuddy Hill
Junction
Southview
Muse Junction
Hickory
Muse
Turkeyfoot
Snowden
McMurray
McConnells Mills
Gretna
Arden Mines
Manifold
Ginger Hill
Baidland
Washington
519
Kammerer
Hazel Kirk
East Washington
917
Edgewood
Swissvale
Munhall
South Hills
Library Junction
8

2 New Loan Production offices in Pittsburgh, PA

1 New Branch Location in Washington, PA opening July 2004

Small enough to listen.

Big enough to help.

WesBanco®

www.wesbanco.com

# TRUST & INVESTMENT SERVICES(1)

- $2.8 Billion in assets under administration (@ 3/31/2004)
- WesMark Growth Fund return for 2003 was 35.39% vs. 28.68% for the S&P 500
- WesMark Growth Fund 5-year return was 8.90% vs. (2.83)% for the S&P 500
- WesMark Growth Fund ranked #1 out of 610 large cap core funds by Lipper

# WesMark Growth Fund Performance(1)



WesMark Growth Fund Performance Chart
Ending Values
$24,000
$22,000
$20,000
$18,000
$16,000
$14,000
$12,000
$9,000
4/14/97
12/31/97
12/31/98
12/31/99
12/31/00
12/31/01
12/31/02
12/31/03
Year End Dates
WesMark Growth Fund — No Sales Charge
WesMark Growth Fund — Maximum Sales Charge
S&P 500 Index

# WesMark Fund Disclosures

(1) Past performance is no guarantee of future results. Returns were achieved in market conditions highly favorable to stocks in this sector generally.

Mutual fund performance changes over time and may vary significantly from what is currently stated. Investment return and principal value will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost.

The WesMark Growth Fund’s one-year, three year, five-year and since inception (04/14/97) average annual total returns were: 35.39%, (4.06)%, 8.90% and 11.70% based on net asset value. Adjusted for the maximum 4.75% sales charge, the returns for the same periods were 28.92%, (5.60)%, 7.85% and 10.90%, respectively.

S & P 500 Index: An unmanaged capitalization-weighted index of 500 stocks designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries. Investments cannot be made to an index.

For more information about the WesMark Funds, contact 1-800-864-1013 for a prospectus, which details fees and expenses that apply to a continued investment in the funds. Read it carefully before investing.

WesBanco Trust & Investment Department is the Investment Adviser to the WesMark Funds. Edgewood Services, Inc., which is not affiliated with WesBanco, is the distributor.

Mutual Funds are not bank deposits or obligations, are not guaranteed by WesBanco Bank or its affiliates and are not guaranteed by the FDIC, the Federal Reserve Board or any other government agency. Investment in mutual funds involves risk, including possible loss of the principal amount invested.

Lipper rankings are based on total return and do not reflect sales charges. Rankings for other share classes would have varied.

Lipper Performance Achievement Certificates are awards to fund portfolios that ranked first in their investment objective/Lipper classification over various time periods. Awards are based upon cumulative returns.

# EARNINGS PER SHARE



$1.37
$1.41
$1.60
$1.70
$1.80
$0.49
$0.44
CAGR 7.4% from 1999 to 2004*
'99
'00
'01
'02
'03
1Q 04
1Q 03

*based on annualization

# DIVIDENDS PER SHARE

**19 consecutive years of dividend increases**
**Dividend yield 3.5% at 4/30/04**



$0.88
$0.90
$0.92
$0.94
$0.96
$1.00
'99
'00
'01
'02
'03
'04
Annualized

# TOTAL ASSETS *



$3,377
$2,270
CAGR 9.8% from 99 to 1Q04
'99
'00
'01
'02
'03
1Q04

* In millions

# TOTAL LOANS *



$1,523
$1,950
CAGR 6% from 99 to 1Q04
'99
'00
'01
'02
'03
'1Q04

* In millions

# LOAN COMPOSITION

## 3/31/2003 — 3/31/2004


CONSUMER
23%
COMMERCIAL
46%
RESIDENTIAL
31%
CONSUMER
19%
COMMERCIAL
51%
RESIDENTIAL
30%

## Increased focus on Commercial Loans

# DELINQUENCY LEVELS VS PORTFOLIO GROWTH



TOTAL LOANS 30,60, 90+ PAST DUE
In thousands
$38,654
$28,231
$20,149
48% Decrease
'02
'03
1Q 04



TOTAL LOANS
In thousands
$1,820,885
$1,933,538
$1,949,714
7.1% increase
'02
'03
1Q 04

**Substantial decline in all delinquency levels, while total loans have increased.**

# CHARGE OFF RATIO



In thousands
$2,500
$2,000
$1,500
$1,000
$500
$0
0.60%
0.40%
0.20%
0.00%
0.23%
0.19%
0.34%
0.50%
0.46%
0.26%
'99
'00
'01
'02
'03
'1Q04
Annualized
Average Loans
Charge off percent

# ASSET QUALITY



NON-PERFORMING ASSETS TO TOTAL ASSETS
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
'99
'00
'01
'02
'03
WesBanco
Peer Group *

* Based on 9/30/2003 SNL Securities Report

# AVERAGE DEPOSITS


In millions
$2,500
$2,000
$1,500
$1,000
$500
$0
5%
4%
3%
2%
1%
0%
3.91%
4.29%
4.02%
2.80%
2.09%
1.76%
'99
'00
'01
'02
'03
'1Q04
Average deposits
Average rate

# LOAN TO DEPOSIT RATIO


In millions
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
86%
84%
82%
80%
78%
76%
74%
72%
70%
84%
85%
81%
76%
78%
79%
'99
'00
'01
'02
'03
'1Q04
Loans
Deposits
Loan to deposit ratio

# INTEREST RATE RISK

(dollars in thousands)

| Change in Interest Rates (basis pts.) | As of March 31, 2004 Change in Net Interest Income from Base Amount | Percent |
|---|---|---|
| Up 200 Rate Ramp | $ 516 | 0.46% |
| Up 200 Rate Shock | (2,754) | (2.48) |
| Up 100 Rate Shock | 376 | 0.34 |
| Down 100 Rate Shock | (1,842) | (1.66) |

# TRUST & INVESTMENT FEES


In thousands
In millions
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
$3,088
$2,775
'99
'00
'01
'02
'03
'1Q04
'1Q03
Trust fees
Assets under administration

# EFFICIENCY RATIO (GAAP BASIS)



60.00%
55.00%
50.00%
45.00%
40.00%
35.00%
30.00%
56.46%
1999
2000
2001
2002
2003
1Q 04

# STOCK PRICE


$35
$30
$25
$20
$15
$10
$5
$0
$21.13
$23.39
$27.66
$28.47
Total Return 17.93% *
12/31/2001
12/31/2002
12/31/2003
4/30/2004

* Assumes reinvestment of dividends

# STOCK PERFORMANCE*



450%
350%
250%
150%
50%
-50%
'77
'83
'89
'95
'01
4/30/2004
WesBanco
S & P 500

* Total return assumes no reinvestment of dividends

# INVESTMENT IN WESBANCO

- **Consistent growth in earnings**
- **Improving credit quality**
- **Strong capital levels**
- **Acquisition-oriented**
- **Strong stock performance (vs. S&P 500)**
- **Dividend yield (3.5%@4/30/04)**

# Questions ?